Exhibit 99.1

HIGHLIGHTS
The strong market during the first quarter continued into the second quarter of 2020, which has resulted in the strongest half-year since 2008. TORM achieved a profit before tax of USD 128m for the first six months of 2020. I am pleased that TORM’s strong financial position allows us to distribute a total of USD 63m, or DKK 397m, in dividends to our shareholders for the half-year. With recent sales of seven older vessels at attractive prices, we have continued our ongoing fleet renewal activities, enabling TORM to actively pursue attractive opportunities in the market as they arise,” says Executive Director Jacob Meldgaard and adds: “Further, I am pleased that at this point in the third quarter of 2020, TORM’s solid operational platform has secured strong bookings that indicate a positive result for the whole quarter.”

Result
In the second quarter of 2020, TORM achieved TCE rates of USD/day 25,274 (2019, same period: USD/day 15,405), and an EBITDA[1] of USD 119.0m (2019, same period: USD 40.6m). The profit before tax amounted to USD 71.4m (2019, same period: USD 5.2m), and earnings per share (EPS) was 96 cents or DKK 6.5 (2019, same period: 7 cents or DKK 0.5). The profit before tax includes one-off items of USD 6.0m related to the sale of five older vessels. Cash flow from operating activities was positive at USD 113.3m in the second quarter of 2020 (2019, same period: USD 37.6m), and Return on Invested Capital[2] (RoIC) was 18.5% (2019, same period: 3.9%).

In the first six months of 2020, TORM achieved TCE rates of USD/day 24,465 (2019, same period: USD/day 16,689) and an EBITDA of USD 220.5m (2019, same period: USD 102.1m). The profit before tax for the first six months of 2020 amounted to 128.2m (2019, same period: USD 28.7m), and earnings per share (EPS) was USD 1.71 or DKK 11.6 (2019, same period: 38 cents or DKK 2.6). Cash flow from operating activities was positive at USD 163.1m in the first six months of 2020 (2019, same period: USD 93.0m). Return on Invested Capital (RoIC) for the first six months of 2020 was 17.1% (2019, same period: 6.2%).

Market Conditions
The second quarter of 2020 was characterized by significant market volatility with product tanker rates reaching all-time high levels by the end of April, supported by temporary export boosts and floating storage. The strong market was a result of the COVID-19 outbreak that dramatically reduced oil demand while the OPEC+ price war at the same time resulted in an increased oil production in March and early April. This led to stock building of an unprecedented scale, including floating storage. Especially operational floating storage due to discharging issues at terminals and refineries tied up product tankers and effectively removed vessels from the market. However, by the end of June, rates had come off as the oil market started to rebalance, resulting in a significant part of the tonnage in floating storage being released. Current uncertainties in the product tanker market are driven by the speed towards normalization of the demand and supply situation in the oil market.

OPERATIONS DURING COVID-19
During the COVID-19 pandemic, TORM has fully maintained its operations thanks to the One TORM platform, but especially due to an extraordinary and very professional effort from our crew members. While crew changes remain an issue due to travel bans and quarantine in several countries around the world, TORM has observed a very positive development since the end of the second quarter and has conducted more than 700 crew changes since the end of June, reducing the percentage of crew with overdue employment from approx. 40% to approx. 10% of the total crew on board TORM’s vessels.

1 See Glossary on pages 24-28 for a definition of EBITDA.
2 See Glossary on pages 24-28 for a definition of RoIC.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

HIGHLIGHTS

VESSEL TRANSACTIONS
During the second quarter of 2020, TORM took delivery of the MR newbuilding TORM Stellar and sold five older vessels. The vessels sold consist of three MR vessels: TORM Mary (built in 2002), TORM Gertrud (built in 2002) and TORM Vita (built in 2002) and two LR2 vessels: TORM Kristina (built in 1999) and TORM Helene (built in 1997). TORM Mary was delivered to the new owner at the end of the second quarter, and TORM Gertrud, TORM Kristina and TORM Helene were delivered during July and August. TORM Vita is expected to be delivered to the new owner at the beginning of the fourth quarter. After the second quarter ended, TORM has sold another two MR vessels: TORM Gerd (built in 2002) and TORM Caroline (built in 2002) that both are expected to be delivered to the new owners later in 2020. The seven vessels have been sold for a total consideration of USD 66m of which USD 10m were received in the second quarter of 2020. TORM will repay a total of USD 37m in debt in connection with the vessel sales, and USD 9m have been repaid in the second quarter of 2020. TORM is pleased to have completed these vessel sales above prevailing broker values and believes that the transactions are well-timed in the market, supporting TORM’s ongoing fleet renewal.

LIQUIDITY
As of 30 June 2020, TORM’s available liquidity was USD 302.3m consisting of USD 181.3m in cash and cash equivalents, USD 45.0m in undrawn credit facilities and USD 76.0m of sale and leaseback financing. Cash and cash equivalents include USD 20.2m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 30 June 2020, net interest-bearing debt[3] amounted to USD 729.8m, and TORM's net loan-to-value (LTV)[4] ratio was 47%. TORM’s strong financial position will, in a challenged market environment, support the Company to navigate potential challenges and seize attractive opportunities.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,734.6m as of 30 June 2020. Compared to broker valuations as of 31 March 2020, the market value of the fleet decreased by USD 88m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,771.5m as of 30 June 2020 excluding outstanding installments on the two LR2 newbuildings of USD 85.9m. The outstanding installments include payment for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 12.2m for retrofit scrubber installations.

NET ASSET VALUE EQUITY
Based on broker valuations as of 30 June 2020, TORM’s Net Asset Value (NAV5) excluding charter commitments was estimated at USD 985.4m corresponding to a NAV/share[6] of USD 13.3 (DKK 88.2). TORM’s book equity amounted to USD 1,110.5m as of 30 June 2020 corresponding to a book equity/share[7] of USD 14.9 (DKK 99.4).

3 See Glossary on pages 24-28 for a definition of net interest-bearing debt.
4 See Glossary on pages 24-28 for a definition of loan-to-value.
5 See Glossary on pages 24-28 for a definition of NAV.
6 See Glossary on pages 24-28 for a definition of NAV/share.
7 See Glossary on pages 24-28 for a definition of Book equity/share.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

HIGHLIGHTS

SCRUBBER UPDATE
TORM expects to install a total of 49 scrubbers. As of 30 June 2020, TORM had installed 37 scrubbers, and as of 17 August 2020 TORM has installed 40 scrubbers. Of the remaining nine installations, five are expected to be conducted in the third quarter this year, one in the fourth quarter this year and one in the third quarter of 2021. The remaining two scrubbers will be installed on the two LR2 newbuildings to be delivered in the fourth quarter of 2021.

FINANCING UPDATE
After the quarter ended, TORM received commitment for financing of scrubbers and ballast water treatment systems on four vessels from an international financing institution. The drawdown of the debt will be approx. USD 12m and will be made when all installations are finalized later in 2020. After the quarter ended, TORM furthermore received commitment from Hamburg Commercial Bank to refinance USD 35m in senior secured debt covering five older vessels. The refinancing will postpone the debt maturity related to these vessels from 2021 to 2025, thereby providing additional financial flexibility.

CORPORATE EVENTS
During the second quarter of 2020, TORM conducted a capital reduction of USD 900m in the parent company TORM plc. The capital reduction will not reduce the underlying net assets of the Company but increase the distributable reserves by USD 900m, thereby providing TORM with additional flexibility to undertake share buybacks or dividend payments. In June, TORM also increased its share capital by 67,132 A-shares (corresponding to a nominal value of USD 671.32) as a result of the exercise of a corresponding number of Restricted Share Units. On 13 July 2020, TORM’s 4,701,864 warrants expired.

DIVIDEND DISTRIBUTION
TORM’s Board of Directors has decided to declare an ordinary dividend of USD 63.2m, equivalent to USD 0.85 per share. Payment is expected on 10 September 2020 to shareholders of record on 27 August 2020, with the ex-dividend date on 26 August 2020. The distribution corresponds to 50% of net income for the six months ended 30 June 2020 and is in line with the Company’s Distribution Policy.

COVERAGE
As of 30 June 2020, 18% of the remaining total earning days in 2020 were covered at an average rate of USD/day 23,027. As of 13 August 2020, the coverage for the third quarter of 2020 was 68% at USD/day 17,928. For the individual segments, the coverage was 86% at USD/day 22,357 for LR2, 69% at USD/day 21,003 for LR1, 64% at USD/day 16,633 for MR and 63% at USD/day 7,100 for Handy.

On behalf of TORM plc

Christopher H. Boehringer, Chairman of the Board of Directors
17 August 2020

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

KEY FIGURES

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019

INCOME STATEMENT
Revenue	232.2	166.3	478.5	352.7	692.6
Time charter equivalent earnings (TCE) ¹⁾	174.4	98.3	332.6	214.9	424.9
Gross profit ¹⁾	131.2	55.0	246.3	128.9	251.9
EBITDA ¹⁾	119.0	40.6	220.5	102.1	202.0
Operating profit/(loss) (EBIT)	85.1	14.2	155.2	46.4	205.9
Financial items	-13.7	-9.0	-27.0	-17.7	-39.1
Profit/(loss) before tax	71.4	5.2	128.2	28.7	166.8
Net profit/(loss) for the year/period	71.1	5.2	127.5	28.4	166.0
Net profit/(loss) for the year/period excluding reversal of impairment charges	71.1	5.2	127.5	28.4	46.0

BALANCE SHEET
Non-current assets	1,790.4	1,484.5	1,790.4	1,484.5	1,788.0
Total assets	2,135.2	1,718.2	2,135.2	1,718.2	2,003.9
Equity	1,110.5	864.3	1,110.5	864.3	1,007.6
Total liabilities	1,024.7	853.9	1,024.7	853.9	996.2
Invested capital ¹⁾	1,829.1	1,482.2	1,829.1	1,482.2	1,786.0
Net interest-bearing debt ¹⁾	729.8	622.7	729.8	622.7	786.3
Cash and cash equivalents	181.3	106.4	181.3	106.4	72.5

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 24-28.

	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	75.1%	59.1%	69.5%	60.9%	61.3%
Gross profit	56.5%	33.1%	51.5%	36.5%	36.4%
EBITDA	51.2%	24.4%	46.1%	28.9%	29.2%
Operating profit/(loss)	36.6%	8.5%	32.4%	13.2%	29.7%
Return on Equity (RoE)	26.4%	2.4%	24.1%	6.6%	17.9%
Return on Invested Capital (RoIC)	18.5%	3.9%	17.1%	6.2%	12.6%
Equity ratio	52.0%	50.3%	52.0%	50.3%	50.3%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.96	0.07	1.71	0.38	2.24
Diluted earnings/(loss) per share	0.96	0.07	1.71	0.38	2.24
Dividend per share	0.85	-	0.85	-	0.10
Net Asset Value per share (NAV/share) ²⁾	13.3	12.1	13.3	12.1	13.6
Stock price in DKK, end of period ³⁾	45.6	57.0	45.6	57.0	74.5
Number of shares end of period (million) ⁴⁾	74.3	73.9	74.3	73.9	74.4
Number of shares weighted average (million) ⁴⁾	74.3	73.9	74.4	73.9	74.0

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 24-28.
²⁾ Based on broker valuations, excluding charter commitments.
³⁾ Stock price on Nasdaq in Copenhagen.
⁴⁾ Excluding treasury shares.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

THE PRODUCT TANKER MARKET

The second quarter of 2020 was characterized by significant market volatility with product tanker rates reaching all-time high levels by the end of April, supported by temporary export boosts and floating storage. However, by the end of June, rates had come off as the oil market started to rebalance, resulting in a significant part of the tonnage in floating storage being released. Following the initial COVID-19 outbreak in China, and as the virus spread to the rest of the world, the impact of the measures taken to contain the virus considerably gained momentum in the second quarter. With most of the world in some type of lockdown, the global oil demand declined at an unprecedented rate, with the impact peaking in April when global oil demand was estimated at around 20% below last year's level. Crude oil supply and refinery runs did not react as fast and sharply, and this was even exaggerated by the OPEC+ price war in March and early April, leading to stock building of an unprecedented scale.

The unprecedented decline in oil demand resulted in temporary trade boosts in several export regions, starting with China already in the first quarter and followed by Europe, the US, India and the Middle East. As the local demand got affected, the cargo needed to find home further away, thereby positively impacting the ton-mile in April and into May. As refinery runs were slower to adjust to changes in the oil demand, this resulted in unprecedented product inventory build-up, boosting onshore inventories and leading to floating storage. While several vessels were fixed for contango-related storage business, it was especially the operational floating storage due to discharging issues at terminals and refineries being filled up that tied up product tankers. At its peak in the first half of May, 14% of the clean-trading tonnage (LR2s, LR1s and MRs) were involved in floating storage, effectively removing these vessels from the market. The above situation gave rise to increasing inefficiencies in trading patterns, such as vessels sailing around the Cape of Good Hope in order to take advantage of contango; or cargo on demurrage, trying to find new buyers further away. Consequently, product tanker freight rates climbed to unseen levels, with benchmark rates for the LR2 segment reaching an all-time high of around USD/day 170,000 at the end of April, double the peak seen historically. Benchmark rates in the MR segment similarly reached all-time highs at above USD/day 70,000.

The oil demand started to recover from the lows reached in April as large economies in Asia, Europe and the US slowly started to return from various stages of lockdowns. Subsequently, floating storage started to unwind from mid-May, releasing a significant share of vessels previously tied up in storage back to the market. By the end of June, the tonnage that had remained in floating storage accounted for 8% of the clean-trading fleet, down 40% from the peak. While the level of tonnage employed in floating storage still remained around double the “normal” level, the demand for new cargoes dropped significantly, as the increase in demand for oil products was met by drawing from local stocks instead of imports. This sent MR benchmark rates to levels below USD/day 10,000 by the end of June. Product tanker rates remained at suppressed levels in the start of the third quarter due to limited cargo volumes and unwinding floating storage. The abrupt increase in new COVID-19 cases led to expectations of slower demand recovery over the summer months than previously expected. The global product tanker fleet (above 25,000 dwt) grew by 0.7% in the second quarter of 2020 (source: TORM).
During the second quarter of 2020, TORM’s product tanker fleet realized average TCE earnings of USD/day 25,274 (64% up year on year), and split per vessel class:

•	LR2 fleet at USD/day 32,732 (83% up year on year)
•	LR1 fleet at USD/day 31,655 (117% up year on year)
•	MR fleet at USD/day 23,012 (52% up year on year)
•	Handysize fleet at USD/day 15,270 (19% up year on year)

TORM’s gross profit for the second quarter of 2020 was USD 131.2m (2019, same period: USD 55.0m).

Outlook
•	As of 30 June 2020, TORM had covered 18% of the remaining earning days in 2020 at USD/day 23,027
•	As of 13 August 2020, the coverage for the third quarter of 2020 was 68% at USD/day 17,928
•	As 8,376 earning days in 2020 are unfixed as of 13 August 2020, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 8.4m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 JUNE 2020

	2020	2021	2022
Owned days
LR2	1.757	3.573	3.580
LR1	1.647	3.237	3.177
MR	8.049	16.089	16.231
Handysize	341	726	726
Total	11.794	23.626	23.714

Chartered-in and leaseback days at fixed rate
LR2	31	109	726
LR1	-	-	-
MR	1.468	2.904	2.904
Handysize	-	-	-
Total	1.499	3.013	3.630

Total physical days
LR2	1.788	3.683	4.306
LR1	1.647	3.237	3.177
MR	9.517	18.993	19.135
Handysize	341	726	726
Total	13.293	26.639	27.344

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD 0.5m
- Contracts included above: USD 2.4m

	2020	2021	2022
Covered, %
LR2	45%	12%	3%
LR1	21%	0%	0%
MR	12%	0%	0%
Handysize	8%	0%	0%
Total	18%	2%	0%

Covered days
LR2	806	432	134
LR1	339	-	-
MR	1,160	-	-
Handysize	28	-	-
Total	2,333	432	134

Coverage rates, USD/day
LR2	23,888	16,430	16,645
LR1	27,214	-	-
MR	21,378	-	-
Handysize	15,831	-	-
Total	23,027	16,430	16,645

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

EARNINGS DATA

USDm	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Change Q2 19 - Q2 20	12-month avg.

LR2 vessels
Available earning days	1,069	1,038	1,046	1,019	1,002	-6%
Spot rates ¹⁾	18,604	15,280	29,878	31,013	37,677	103%	28,174
TCE per earning day ²⁾	17,894	14,529	24,032	29,108	32,732	83%	25,014
Operating days	1,092	1,104	1,104	1,092	1,092	0%
Operating expenses per operating day ³⁾	6,698	5,989	6,632	6,273	6,864	2%	6,439
LR1 vessels
Available earning days	589	487	487	779	812	38%
Spot rates ¹⁾	15,365	14,120	23,895	25,421	30,116	96%	24,402
TCE per earning day ²⁾	14,582	14,292	21,769	24,329	31,655	117%	24,255
Operating days	637	644	644	812	819	29%
Operating expenses per operating day ³⁾	6,627	6,537	6,716	6,343	5,787	-13%	6,312
MR vessels
Available earning days	4,267	4,391	4,664	4,703	4,791	12%
Spot rates ¹⁾	15,429	13,603	18,424	22,974	23,297	51%	19,626
TCE per earning day ²⁾	15,163	13,125	18,111	22,461	23,012	52%	19,307
Operating days	4,402	4,671	4,995	4,992	5,069	15%
Operating expenses per operating day ³⁾	6,564	6,048	6,333	5,992	5,910	-10%	6,070
Handy vessels
Available earning days	453	390	327	182	182	-60%
Spot rates ¹⁾	12,864	11,697	16,137	19,535	15,872	23%	15,060
TCE per earning day ²⁾	12,882	12,251	16,140	20,649	15,270	19%	15,220
Operating days	455	421	364	190	182	-60%
Operating expenses per operating day ³⁾	6,390	6,340	5,381	6,518	5,097	-20%	5,872
Tanker segment
Available earning days	6,378	6,306	6,524	6,684	6,787	6%
Spot rates ¹⁾	15,652	13,735	20,156	24,116	25,528	63%	20,935
TCE per earning day ²⁾	15,405	13,392	19,234	23,643	25,274	64%	20,512
Operating days	6,586	6,840	7,107	7,086	7,162	9%
Operating expenses per operating day ³⁾	6,580	6,103	6,365	6,089	6,021	-9%	6,145
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 68 owned product tankers on the water, TORM had ten vessels under sale and leaseback arrangements as of 30 June 2020.

As of 30 June 2020, TORM had two LR2 newbuildings on order. The LR2 vessels are expected to be delivered in the fourth quarter of 2021. During the second quarter of 2020, TORM took delivery of the MR newbuilding TORM Stellar and sold five older vessels. After the quarter ended, TORM sold two more MR vessels.

The vessels sold during the quarter consist of three MR vessels: TORM Mary (built in 2002), TORM Gertrud (built in 2002) and TORM Vita (built in 2002) and two LR2 vessels: TORM Kristina (built in 1999) and TORM Helene (built in 1997). One MR vessel was delivered to the new owner at the end of the second quarter and two LR2 vessels and one MR vessels were delivered during July and August. The remaining MR vessel is expected to be delivered to the new owner in the beginning of the fourth quarter. After the second quarter ended, TORM has sold another two MR vessels: TORM Gerd (built in 2002) and TORM Caroline (built in 2002) that both are expected to be delivered to the new owners later in 2020.

	Q1 2020	Changes	Q2 2020	Changes	2020	Changes	2021
Owned vessels
LR2	11	-	11	-1	10	-	10
LR1	9	-	9	-	9	-	9
MR	45	1	46	-3	43	-	43
Handysize	2	-	2	-	2	-	2
Total	67	1	68	-4	64	-	64

Chartered-in and leaseback vessels
LR2	1	-	1	-1	-	2	2
LR1	-	-	-	-	-	-	-
MR	10	-1	9	-1	8	-	8
Handysize	-	-	-	-	-	-	-
Total	11	-1	10	-2	8	2	10

Total fleet	78	-	78	-6	72	2	74

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the six months ended 30 June 2020 was USD 246.3m (2019, same period: USD 128.9m). The increase compared to the same period in 2019 was due to higher freight rates combined with more earning days. The average TCE rate for the six months ended 30 June 2020 was USD/day 24,465 (2019, same period: USD/day 16,689). Available earning days were 6,787 (2019, same period: 6,378).
Administrative expenses for the six months ended 30 June 2020 were USD 26.0m (2019, same period: USD 24.7m).
Other operating income and expenses for the six months ended 30 June 2020 were USD +0.1m (2019, same period: USD -2.4m).
The result before interest, tax and depreciation (EBITDA) for the six months ended 30 June 2020 was a profit of USD 220.5m (2019, same period: USD 102.1m).

Depreciation for the six months ended 30 June 2020 was USD 62.0m (2019, same period: USD 53.0m). The increase in depreciation was mainly due to the reversal of impairment made on vessels in the fourth quarter of 2019.

The primary operating result (EBIT) for the six months ended 30 June 2020 was a profit of USD 155.2m (2019,

same period: USD 46.4m). The increase was mainly due to higher freight rates.

Financial expenses for the six months ended 30 June 2020 were USD 27.7m (2019, same period: USD 19.9m). The increase was driven by a higher level of debt due to the execution of a major part of TORM’s newbuilding program during 2019 and Q1 2020 as well as accelerated amortization of costs relating to debt paid during the refinancing and USD 2.9m in connection with repayment of lease liabilities.

The result after tax for the six months ended 30 June 2020 was a profit of USD 127.5m (2019, same period: USD 28.4m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the six months ended 30 June 2020 was a loss of USD 17.3m (2019, same period: USD 12.2m). The decrease was mainly due to a negative fair value adjustment of hedging instruments – primarily related to interest rate swaps.

Total comprehensive income for the six months ended 30 June 2020 was an income of USD 110.2m (2019, same period: USD 16.2m). The development in total comprehensive income was primarily driven by an increase in the net profit for the period partly offset by a negative fair value adjustment on hedging instruments.

ASSETS
As of 30 June 2020, total assets amounted to USD 2,135.2m.

The carrying value of the fleet including prepayments was USD 1,771.5m as of 30 June 2020. The outstanding installments on the LR2 vessels under construction represented USD 85.9m as of 30 June 2020. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,734.6m as of 30 June 2020.

DEBT
As of 30 June 2020, net interest-bearing debt amounted to USD 729.8m. As of 30 June 2020, TORM was in compliance with the financial covenants.

EQUITY
As of 30 June 2020, TORM’s equity was USD 1,110.5m. TORM held treasury shares equivalent to 0.7% of the Company's share capital.

LIQUIDITY
As of 30 June 2020, TORM’s available liquidity was USD 302.3m consisting of available cash and cash equivalents of USD 181.3m, undrawn credit facilities of USD 45.0m and USD 76.0m of sale and leaseback financing. The undrawn credit facilities consisted of a USD 45.0m Working Capital Facility. Cash and cash equivalents include USD 20.2m in restricted cash, primarily related to security placed as collateral for financial instruments. As of 30 June 2020, TORM had CAPEX commitments of USD 85.9m all related to two

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

LR2 vessels under construction, including scrubbers related to these vessels. In addition, TORM has CAPEX commitments of USD 12.2m for retrofit scrubber installations.

CASH FLOW
Cash flow from operating activities for the six months ended 30 June 2020 amounted to USD 163.1m (2019, same period: USD 93.0m). The increase was primarily due to an increase in cash flows from earnings, partly offset by an increase in working capital.

Cash flow from investing activities for the six months ended 30 June 2020 was USD –97.4m (2019, same period: USD –78.3m). The change was mainly driven by increase in investments in vessels and a decrease in sale of assets.

Cash flow from financing activities for the six months ended 30 June 2020 was USD 38.5m (2019, same period: USD -42.5m). The change was mainly driven by the refinancing during the first quarter of 2020.

Net cash flow from operating, investing and financing activities for the six months ended 30 June 2020 was USD 104.2m (2019, same period: USD -27.8m). The increase was mainly driven by the increase in cash flow from operating and financing activities, partly offset by an increase in investing activities.

RELATED PARTY TRANSACTIONS
During the six months ended 30 June 2020, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 10.4m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of 2020. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2019 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19 and the oil demand, supply and price development underpin the risk

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2019.

DIVIDENDS
In line with the Company’s Distribution Policy, a dividend of USD 63.2m has been recommended by the Board of Directors for the six months ended 30 June 2020, equivalent to 50% of net profit for the period.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first six months and description of principal risks and uncertainties for the remaining six months of the year)

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)

By order of the Board of Directors

Jacob Meldgaard
Executive Director
17 August 2020

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019
Revenue		232.2	166.3	478.5	352.7	692.6
Port expenses, bunkers and commissions		-57.8	-68.0	-145.9	-137.8	-267.7
Operating expenses	1	-43.2	-43.3	-86.3	-86.0	-173.0
Profit from sale of vessels		0.2	0.2	0.2	0.3	1.1
Administrative expenses	1, 2	-12.2	-12.3	-26.0	-24.7	-47.7
Other operating income and expenses		-0.1	-2.3	0.1	-2.4	-2.9
Share of profit/(loss) from joint ventures		-0.1	-	-0.1	-	-0.4
Impairment losses and reversal of impairment on tangible assets	2, 4	-3.3	-0.1	-3.3	-2.7	114.0
Depreciation	2	-30.6	-26.3	-62.0	-53.0	-110.1

Operating profit/(loss) (EBIT)		85.1	14.2	155.2	46.4	205.9

Financial income		0.3	1.1	0.7	2.2	2.8
Financial expenses		-14.0	-10.1	-27.7	-19.9	-41.9

Profit/(loss) before tax		71.4	5.2	128.2	28.7	166.8

Tax		-0.3	-	-0.7	-0.3	-0.8

Net profit/(loss) for the period		71.1	5.2	127.5	28.4	166.0

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.96	0.07	1.71	0.38	2.24
Diluted earnings/(loss) per share (USD)		0.96	0.07	1.71	0.38	2.24

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019

Net profit/(loss) for the year	71.1	5.2	127.5	28.4	166.0

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.1	0.1	-0.1	0.5	0.4
Fair value adjustment on hedging instruments	-1.6	-7.0	-19.9	-11.7	-13.3
Fair value adjustment on hedging instruments transferred to income statement	2.0	-0.8	2.7	-0.9	1.3

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-0.1	-	-0.1	-0.1
Other comprehensive income/(loss) after tax ¹⁾	0.5	-7.8	-17.3	-12.2	-11.6

Total comprehensive income/(loss) for the year	71.6	-2.6	110.2	16.2	154.4

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED BALANCE SHEET

		30 June	30 June	31 December
USDm	Note	2020	2019	2019
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		7.9	8.7	8.1
Vessels and capitalized dry-docking	2	1,762.0	1,418.1	1,674.8
Prepayments on vessels	3	9.5	53.5	95.0
Other plant and operating equipment		5.0	3.9	4.3
Total tangible fixed assets		1,784.4	1,484.2	1,782.2

Financial assets
Investments in joint ventures		1.4	0.3	1.2
Loan receivables		4.6	-	4.6
Total financial assets		6.0	0.3	5.8

Total non-current assets		1,790.4	1,484.5	1,788.0

CURRENT ASSETS
Bunkers		24.5	36.2	34.8
Freight receivables		88.0	82.1	89.8
Other receivables		10.8	4.9	6.2
Prepayments		4.2	4.1	3.5
Cash and cash equivalents		181.3	106.4	72.5
Current assets, excluding assets held for sale		308.8	233.7	206.8

Assets held for sale	4	36.0	-	9.1

Total current assets		344.8	233.7	215.9

TOTAL ASSETS		2,135.2	1,718.2	2,003.9

		30 June	30 June	31 December
USDm	Note	2020	2019	2019
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		101.9	97.1	101.3
Treasury shares		-4.2	-2.9	-2.9
Hedging reserves		-29.0	-12.3	-11.8
Translation reserves		0.2	0.4	0.3
Retained profit		1,040.9	781.3	920.0
Total equity		1,110.5	864.3	1,007.6

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	44.9	44.9
Borrowings	5	786.3	635.0	756.4
Total non-current liabilities		831.2	679.9	801.3

CURRENT LIABILITIES
Borrowings		118.2	89.3	99.1
Trade payables		10.6	38.2	47.1
Current tax liabilities		1.5	1.2	1.5
Other liabilities		63.2	45.3	47.3
Total current liabilities		193.5	174.0	195.0

Total liabilities		1,024.7	853.9	996.3

TOTAL EQUITY AND LIABILITIES		2,135.2	1,718.2	2,003.9

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Accounting policies	9

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY- 3O JUNE

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2020	0.7	101.3	-2.9	-11.8	0.3	920.0	1,007.6

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	127.5	127.5
Other comprehensive income/(loss) for the period	-	-	-	-17.2	-0.1	-	-17.3
Total comprehensive income/(loss) for the period	-	-	-	-17.2	-0.1	127.5	110.2

Capital increase	-	0.6	-	-	-	-	0.6
Share-based compensation	-	-	-	-	-	0.8	0.8
Dividend	-	-	-	-	-	-7.4	-7.4
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	-	0.6	-1.3	-17.2	-0.1	120.9	102.9

Equity as of 30 June 2020	0.7	101.9	-4.2	-29.0	0.2	1,040.9	1,110.5

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2019	0.7	97.1	-2.9	0.3	-0.1	752.1	847.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	28.4	28.4
Other comprehensive income/(loss) for the period	-	-	-	-12.6	0.5	-0.1	-12.2
Total comprehensive income/(loss) for the period	-	-	-	-12.6	0.5	28.3	16.2

Share-based compensation	-		-	-	-	0.9	0.9
Total changes in equity for the period	-	-	-	-12.6	0.5	29.2	17.1

Equity as of 30 June 2019	0.7	97.1	-2.9	-12.3	0.4	781.3	864.3

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q2 2020	Q1-Q2 2019	FY 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	127.5	28.4	166.0

Reversals:
Profit from sale of vessels	-0.2	-0.3	-1.2
Depreciation	62.0	53.0	110.1
Impairment losses and reversal of impairment losses on tangible assets	3.3	2.7	-114.0
Share of profit/(loss) from joint ventures	0.1	-	0.4
Financial income	-0.7	-2.2	-2.8
Financial expenses	27.7	19.9	41.9
Tax expenses	0.7	0.3	0.8
Other non-cash movements	1.0	0.5	0.9

Dividends received from joint ventures	0.3	-	-
Interest received and realized exchange gains	0.4	1.7	2.6
Interest paid and realized exchange losses	-30.9	-19.4	-45.3
Income taxes paid	-0.2	-0.1	-0.2
Change in bunkers, receivables and payables, etc.	-27.9	8.5	11.9

Net cash flow from operating activities	163.1	93.0	171.1

USDm	Q1-Q2 2020	Q1-Q2 2019	FY 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-116.4	-104.8	-384.3
Investments in joint venture's	-	-0.3	-0.3
Sale of tangible fixed assets	19.0	26.8	61.8

Net cash flow from investing activities	-97.4	-78.3	-322.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	549.0	22.0	261.9
Repayment, borrowings	-497.8	-57.7	-169.2
Dividend paid	-7.4	-	-
Capital increase	0.6	-	4.2
Acquisition of treasury shares	-1.3	-	-
Change in restricted cash	-4.6	-6.8	-12.4

Net cash flow from financing activities	38.5	-42.5	84.5

Net cash flow from operating, investing and financing activities	104.2	-27.8	-67.2

Cash and cash equivalents, beginning balance	56.9	124.1	124.1
Cash and cash equivalents, ending balance	161.1	96.3	56.9
Restricted cash equivalents	20.2	10.1	15.6
Cash and cash equivalents including restricted cash, ending balance	181.3	106.4	72.5

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

NOTES

Note 1 – STAFF COSTS

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019

Included in operating expenses	2.3	2.0	4.2	4.0	8.1
Included in administrative expenses	10.1	9.8	21.1	19.4	37.7
Total staff costs	12.4	11.8	25.3	23.4	45.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 60.4m (30 June 2019: USD 55.1m, 31 December 2019: USD 60.7m).

The depreciation expense for the six months ended 30 June 2020 related to "Other plant and operating equipment" of USD 0.5m (30 June 2019: USD 0.5m, 31 December 2019: USD 1.1m) and “Land and buildings” of USD 1.1m (30 June 2019: USD 1.2m, 31 December 2019: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2019 (please refer to Note 8 in the Annual Report 2019). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 June 2020.

Note 2 – CONTINUED

	30 June	30 June	31 December
USDm	2020	2019	2019

Cost:
Balance as of beginning of period	2,064.2	1,886.3	1,886.3
Additions	48.1	27.9	81.3
Disposals	-14.5	-8.0	-25.6
Transferred from prepayments	148.1	67.6	252.3
Transferred to assets held for sale	-76.2	-44.2	-130.1
Balance	2,169.7	1,929.6	2,064.2

Depreciation:
Balance as of beginning of period	360.6	327.6	327.6
Disposals	-14.5	-8.0	-25.6
Depreciation for the period	60.4	51.4	106.5
Transferred to assets held for sale	-25.2	-17.3	-47.9
Balance	381.3	353.7	360.6

Impairment:
Balance as of beginning of period	28.8	162.1	162.1
Impairment losses on tangible fixed assets	3.3	2.7	6.0
Reversal of impairment	-	-	-120.0
Transferred to assets held for sale	-5.7	-7.0	-19.3
Balance	26.4	157.8	28.8

Carrying amount	1,762.0	1,418.1	1,674.8

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

Note 3 – PREPAYMENTS ON VESSELS

	30 June	30 June	31 December
USDm	2020	2019	2019

Balance as of beginning of period	95.0	45.5	45.5
Additions	62.6	75.6	301.8
Transferred to vessels	-148.1	-67.6	-252.3
Carrying amount	9.5	53.5	95.0

NOTE 4 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE PERIOD

During the first six months of 2020, TORM delivered one vessel, sold during Q4 2019, to its new owner. The sale resulted in an impairment loss of USD 0.7m, which was recognized in 2019.

Furthermore, TORM sold another five vessels during Q2 2020, of which one was delivered to its new owner before 30 June 2020. The remaining four vessels are classified as held-for-sale in the balance sheet. The sales resulted in an impairment loss of USD 3.3m that was recognized in Q2 2020.

Note 5 – MORTGAGE DEBT AND BANK LOANS

	30 June	30 June	31 December
USDm	2020	2019	2019

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	92.7	87.1	94.9
Falling due between one and two years	144.1	87.1	296.8
Falling due between two and three years	95.3	374.2	90.3
Falling due between three and four years	79.3	26.9	16.5
Falling due between four and five years	70.6	11.3	54.5
Falling due after five years	264.9	109.8	126.5
Total	746.9	696.4	679.5

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.2m (30 June 2019: USD 4.8m, 31 December 2019: USD 8.0m), which are amortized over the term of the loans, or leasing liabilities of USD 168.4m (30 June 2019: USD 32.8m, 31 December 2019: USD 183.6m),

As of 30 June 2020, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2020.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the company and individual tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group’s activities. Whilst the Group considers that it operates in accordance with applicable company and individual tax law, there are concrete potential tax exposures in respect of its operations, which are being investigated further. Based on current legal advice, these exposures are not considered to be material.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 June 2020, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments of USD 85.9m (30 June 2019: USD 271.4m, 31 December 2019: USD 51.2m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

On 2 July 2020, TORM received commitment from Hamburg Commercial Bank to refinance USD 35m in senior secured debt covering five older vessels. The refinancing will postpone the debt maturity related to these vessels from 2021 to 2025, thereby providing additional financial flexibility.

On 13 July 2020, TORM’s 4,701,864 warrants expired.

On 28 July 2020, TORM Kristina was delivered to the new owner.

On 29 july 2020, TORM sold the MR vessels TORM Gerd and TORM Caroline. They were sold for a total consideration of USD 19m, and USD 9m in debt is expected to be repaid in connection with the delivery later in 2020.

On 5 August 2020, TORM Helene was delivered to the new owner.

On 6 August 2020, TORM received commitment for financing of scrubbers and ballast water treatment systems on four vessels from an international financing institution. The drawdown of the debt will be approx. USD 12m and will be made when all installations are finalized later in 2020

On 15 August 2020, TORM Gertrud was delivered to the new owner.

Note 9 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2019 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-30 June 2020 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2019 and additional IFRS standards endorsed by the EU and as issued by the IASB effective for accounting periods beginning after 1 January 2020. New standards have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2019. The interim report for the period 1 January-30 June 2020 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2019, page 116.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 June 2020, TORM’s available liquidity including undrawn facilities was USD 302m, including a cash position of USD 181m. TORM’s net interest-bearing debt was USD 730m, and the net debt loan-to-value ratio was 47%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11. Currently, extra attention is given to the implications of COVID-19 on TORM’s operations and the associated effects on the product tanker market. The expected effects have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenue	232.2	246.3	193.2	146.7	166.3
Port expenses, bunkers and commissions	-57.8	-88.1	-67.6	-62.3	-68.0
Charter hire	-	-	-	-	-
Operating expenses	-43.2	-43.1	-45.3	-41.7	-43.3
Profit from sale of vessels	0.2	-	0.6	0.2	0.2
Administrative expenses	-12.2	-13.8	-12.8	-10.2	-12.3
Other operating income and expenses	-0.1	0.2	-0.1	-0.4	-2.3
Share of profit/(loss) from joint ventures	-0.1	-	-0.1	-0.3	-
Impairment losses and reversal of impairment on tangible assets	-3.3	-	118.7	-2.0	-0.1
Depreciation	-30.6	-31.4	-29.2	-27.9	-26.3

Operating profit/(loss) (EBIT)	85.1	70.1	157.4	2.1	14.2

Financial income	0.3	0.9	0.4	0.2	1.1
Financial expenses	-14.0	-14.2	-11.2	-10.8	-10.1

Profit/(loss) before tax	71.4	56.8	146.6	-8.5	5.2

Tax	-0.3	-0.4	-	-0.5	-

Net profit/(loss) for the period	71.1	56.4	146.6	-9.0	5.2

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.96	0.76	1.98	-0.12	0.07
Diluted earnings/(loss) per share (USD)	0.96	0.75	1.98	-0.12	0.07

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	71.1	56.4	146.6	-9.0	5.2

Reversals:
Profit from sale of vessels	-0.2	-	-0.7	-0.2	-0.2
Depreciation	30.6	31.4	29.2	27.9	26.3
Impairment losses and reversal of impairment losses on tangible assets	3.3	-	-118.7	2.0	0.1
Share of profit/(loss) from joint ventures	0.1	-	0.1	0.3	-
Financial income	-0.3	-0.9	-0.5	-0.1	-1.1
Financial expenses	14.0	14.2	11.3	10.7	10.1
Tax expenses	0.3	0.4	0.1	0.4	-
Other non-cash movements	0.4	0.6	0.2	0.2	0.3

Dividends received from joint ventures	-	0.3	-	-	-
Interest received and realized exchange gains	0.3	0.1	0.5	0.4	0.8
Interest paid and realized exchange losses	-12.2	-18.7	-13.7	-12.2	-9.8
Income taxes paid	-	-0.2	-0.2	0.1	-0.1
Change in bunkers, receivables and payables, etc.	5.9	-33.8	-9.0	12.4	6.0

Net cash flow from operating activities	113.3	49.8	45.2	32.9	37.6

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-47.8	-68.6	-121.2	-158.3	-90.4
Loans paid out	-	-	-	-	-
Investments in joint venture's	-	-	-	-	-
Sale of tangible fixed assets	9.8	9.2	18.9	16.1	12.8

Net cash flow from investing activities	-38.0	-59.4	-102.3	-142.2	-77.6

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	22.7	526.3	42.9	197.0	22.0
Repayment, borrowings	-39.1	-458.7	-38.2	-73.3	-30.9
Dividend paid	-7.4	-	-	-	-
Capital increase	0.5	0.1	4.2	-	-
Acquisition of treasury shares	-	-1.3	-	-	-
Change in restricted cash	-0.8	-3.8	-1.2	-4.4	-6.9

Net cash flow from financing activities	-24.1	62.6	7.7	119.3	-15.8

Net cash flow from operating, investing and financing activities	51.2	53.0	-49.4	10.0	-55.8

Cash and cash equivalents, beginning balance	109.9	56.9	106.3	96.3	152.1
Cash and cash equivalents, ending balance	161.1	109.9	56.9	106.3	96.3
Restricted cash equivalents	20.2	19.4	15.6	14.5	10.1
Cash and cash equivalents including restricted cash, ending balance	181.3	129.3	72.5	120.8	106.4

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

GLOSSARY
KEY FINANCIAL FIGURES

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 160-165 in the TORM plc Annual Report 2019. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019
Reconciliation to revenue
Revenue	232.2	166.3	478.5	352.7	692.6
Port expenses, bunkers and commissions	-57.8	-68.0	-145.9	-137.8	-267.7
TCE earnings	174.4	98.3	332.6	214.9	424.9

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019
Reconciliation to revenue
Revenue	232.2	166.3	478.5	352.7	692.6
Port expenses, bunkers and commissions	-57.8	-68.0	-145.9	-137.8	-267.7
Charter hire	-	-	-	-	-
Operating expenses	-43.2	-43.3	-86.3	-86.0	-173.0
Gross profit	131.2	55.0	246.3	128.9	251.9

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities and amortized bank fees less cash, cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2020	2019	2019
Borrowings	904.5	724.3	855.4
Amortized bank fees	11.2	4.8	8.0
Loan receivables	-4.6	-	-4.6
Cash and cash equivalents	-181.3	-106.4	-72.5
Net interest-bearing debt	729.8	622.7	786.3

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	71.1	5.2	127.5	28.4	166.0
Tax	0.3	-	0.7	0.3	0.8
Financial expenses	14.0	10.1	27.7	19.9	41.9
Financial income	-0.3	-1.1	-0.7	-2.2	-2.8
Depreciation	30.6	26.3	62.0	53.0	110.1
Impairment losses and reversal of impairment on tangible assets	3.3	0.1	3.3	2.7	-114.0
EBITDA	119.0	40.6	220.5	102.1	202.0

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q2 2020	Q2 2019	Q1-Q2 2020	Q1-Q2 2019	FY 2019
Operating profit/(loss) (EBIT)	85.1	14.2	155.2	46.4	205.9
Tax	-0.3	-	-0.7	-0.3	-0.8
EBIT less Tax	84.8	14.2	154.5	46.1	205.1

EBIT less Tax - Full year equivalent	339.2	56.8	309.0	92.2	205.1

Invested capital, opening balance	1,831.9	1,445.6	1,786.0	1,469.4	1,469.4
Invested capital, ending balance	1,829.1	1,482.2	1,829.1	1,482.2	1,786.0
Average invested capital	1,830.5	1,463.9	1,807.6	1,475.8	1,627.7

Return on Invested Capital (RoIC)	18.5%	3.9%	17.1%	6.2%	12.6%

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2020	2019	2019

Vessel values including newbuildings (broker values)	1,734.6	1,735.6	1,801.5
Total (value)	1,734.6	1,735.6	1,801.5

Outstanding debt regarding vessels ¹⁾	909.2	720.1	854.7
Committed CAPEX on newbuildings	85.9	271.4	51.2
Loan receivable	-4.6	-	-4.6
Cash and cash equivalents	-181.3	-106.4	-72.5
Total (loan)	809.2	885.1	828.8

Loan-to-value (LTV) ratio	46.7%	51.0%	46.0%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2020	2019	2019
Tangible and intangible fixed assets	1,784.4	1,484.2	1,782.2
Investments in joint ventures	1.4	0.3	1.2
Bunkers	24.5	36.2	34.8
Accounts receivables ¹⁾	103.0	91.1	99.5
Assets held for sale	36.0	-	9.1
Deferred tax liability	-44.9	-44.9	-44.9
Trade payables ²⁾	-73.8	-83.5	-94.4
Current tax liabilities	-1.5	-1.2	-1.5
Invested capital	1,829.1	1,482.2	1,786.0

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2020	2019	2019
Total vessel values including newbuildings (broker values)	1,734.6	1,735.6	1,801.5
Committed CAPEX on newbuildings	-85.9	-271.4	-51.2
Cash position	181.3	106.4	72.5
Loan receivables	4.6	-	4.6
Bunkers	24.5	36.2	34.8
Freight receivables	88.0	82.1	89.8
Other receivables	10.8	4.9	6.2
Other plant and operating equipment	5.0	3.9	4.3
Land and buildings	7.9	8.7	8.1
Investments in joint ventures	1.4	0.3	1.2
Prepayments	4.2	4.1	3.5
Outstanding debt ¹⁾	-915.7	-729.1	-863.4
Trade payables	-10.6	-38.2	-47.1
Other liabilities	-63.2	-45.3	-47.3
Current tax liabilities	-1.5	-1.2	-1.5
Total Net Asset Value (NAV)	985.4	897.0	1,016.0
Total number of shares, end of period excluding treasury shares (million)	74.3	73.9	74.4

Total Net Asset Value per share (NAV/share)	13.3	12.1	13.6

¹⁾ Outstanding debt includes long-term and short-term mortgage debt and bank loans and lease liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER AND HALF-YEAR ENDED 30 JUNE 2020